UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 6, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX TO WEBCAST ANNUAL GENERAL MEETING – MAY 13, 2004

May 6, 2004

Methanex Corporation will webcast its upcoming Annual General Meeting, including remarks by Chairman and CEO, Pierre Choquette and President and COO, Bruce Aitken. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Thursday, May 13, 2004 at 10:30 a.m. (PDT).

Remarks will include a review of Methanex’s results and performance over the past year, a discussion of the short-term outlook for the Company and the methanol industry and commentary on strategy and future initiatives.

Webcast services will be provided by CCNMatthews. The webcast can be accessed from the Methanex website at www.methanex.com in the Investor Centre section under “Corporate Events.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact:

Chris Cook
Director, Investor Relations
(604) 661-2600